Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-164191, 333-164192 and 333-181977 on Form S-8 of our reports dated August 29, 2012, relating to the financial statements and financial statement schedule of Towers Watson & Co. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in method of determining the market-related value of certain plan assets that is used to calculate a component of net periodic benefit cost) and the effectiveness of Towers Watson & Co.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Towers Watson & Co. as of and for the year ended June 30, 2012.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

August 29, 2012